NEWLAN & NEWLAN
Attorneys at Law
2652 F. M. 407, Suite 230	940-241-2004
Bartonville, Texas 76226	877-796-3934 (fax)

June 2, 2009
Jenn Do Staff Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	ALL Fuels & Energy Company Form 8-K, Item 4.01 Filed May 15, 2009 File No. 000-29417
Dear Ms. Do:
This is in response to the Staff’s letter of comment dated May 20, 2009, relating to the captioned filing of ALL Fuels & Energy Company (the “Company”). The Staff’s comments are addressed below, seriatim:

Comment No. 1
The requested revisions to disclosure have been made.
Comment No. 2
An updated Exhibit 16 letter from the former accountants has been filed.
Please feel free to contact the undersigned, should you have any questions or require additional information.
Thank you for your attention in this matter.
Sincerely,
NEWLAN & NEWLAN
By: /s/ ERIC NEWLAN
Eric Newlan
cc: ALL Fuels & Energy Company